TM CAPITAL LLC
(formerly TM Capital Corp.)

FINANCIAL STATEMENTS
DECEMBER 31, 2023

CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42193

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TM CAPITAL LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1230 PEACHTREE STREET NE SUITE 550

(No. and Street)

ATLANTA	**GA**	**30309**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PAUL R. SMOLEVITZ 212-809-1360   PSMOLEVITZ@TMCAPITAL.COM

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

APRIO, LLP

(Name – if individual, state last, first, and middle name)

FIVE CONCOURSE PKWY STE 1000 **ATLANTA**	**GA**	**30328**
(Address)	(City)	(State)	(Zip Code)

11/25/2003		**926**
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JAMES S. GRIEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TM CAPITAL LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT AND CEO

[signature]

Notary Public

[Notary seal: MCKENNA DENOBLE, NOTARY PUBLIC, MY COMMISSION EXPIRES FEBRUARY 08, 2025, FULTON COUNTY, GEORGIA]

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONFIDENTIAL

TM CAPITAL LLC
(formerly TM Capital Corp.)

TABLE OF CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TM Capital LLC (formerly TM Capital Corp.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TM Capital LLC (formerly TM Capital Corp.), the "Company", as of December 31, 2023, the related statements of income, changes in stockholders' and member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TM Capital LLC (formerly TM Capital Corp.) as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in pages 15 through 16 (the "supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Aprio, LLP

We have served as TM Capital LLC's (formerly TM Capital Corp.) auditor since 2009.

New York, New York

March 14, 2024

Aprio, LLP   Aprio.com

CONFIDENTIAL

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

<u>Assets</u>

Cash	$	4,560,665
Accounts receivable		219,201
Accrued advisory fee		638,752
Prepaid expenses		198,440
Furniture, equipment and leasehold improvements		
(net of accumulated depreciation and amortization		
of $895,037)		354,670
Right of use assets		2,665,318
Security deposits		151,739
Total assets	$	8,788,785

<u>Liabilities</u>

Lease liabilities	$	2,970,953
Accrued bonuses		345,088
Accounts payable and accrued liabilities		76,860
Total liabilities		3,392,901
<u>Member's equity</u>		5,395,884
Total liabilities and member's equity	$	8,788,785

See accompanying notes to the financial statements

CONFIDENTIAL

TM CAPITAL LLC
(formerly TM Capital Corp.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenue	
Fee revenue	$ 28,189,857
Net unrealized gain in fair value of stock warrants	1,487,733
Expense reimbursements	910,812
Interest income	384,613
	30,973,015
Operating expenses	
Compensation and benefits	23,420,164
Lease expense	1,006,225
Computer, database and communications	445,223
Advertising, marketing and promotions	172,963
Insurance	206,577
Business development	207,990
Depreciation and amortization	149,131
Supplies and postage	19,119
Professional fees	672,347
Reimbursed expenses	910,812
Other	632,162
	27,842,713
Income from operations	3,130,302
State and local income tax expense	95,897
Net income	$ 3,034,405

See accompanying notes to the financial statements

TM CAPITAL LLC
(formerly TM Capital Corp.)

STATEMENT OF CHANGES IN STOCKSHOLDERS' AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Member's Equity	Total
Balances, January 1, 2023	4,349	$ 43	$ 3,806,092	$ 4,657,595	-	$ 8,463,730
Issuance of common stock	64	1	107,995	-	-	107,996
Net income through 11/15/2023	-	-	-	16,900,711	-	16,900,711
Reorganization	(4,413)	(44)	(3,914,087)	(21,558,306)	25,472,437	-
Capital Contribution	-	-	-	-	4,500,000	4,500,000
Distributions	-	-	-	-	(10,710,247)	(10,710,247)
Net loss 11/16/2023-12/31/2023	-	-	-	-	(13,866,306)	(13,866,306)
Balances, December 31, 2023	0	$ 0	$ 0	$ 0	$ 5,395,884	$ 5,395,884

See accompanying notes to the financial statements

TM CAPITAL LLC
(formerly TM Capital Corp.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities		
Net income	$	3,034,405
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		149,131
Net unrealized gain in fair value of stock warrants		(1,487,733)
Non-cash compensation		761,395
Amortization of right of use assets		700,080
Change in operating assets and liabilities:		
Accounts receivable		1,217,982
Accrued advisory fee		(638,752)
Prepaid expenses		692,526
Security deposits		(20,945)
Lease liability		(734,618)
Accounts payable and accrued liabilities		(18,415)
Accrued bonuses		345,088
Payable to 401(k) plan		(897,123)
Total adjustments		68,616
Net cash provided by operating activities		3,103,021
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements		(31,451)
Net cash used in financing activities		(31,451)
Cash flows from financing activities		
Proceeds from issuance of common stock		107,996
Capital contribution		4,500,000
Cash distributions		(9,948,853)
Net cash used in investing activities		(5,340,857)
Net decrease in cash		(2,269,287)
Cash, beginning of the year		6,829,952
Cash, end of the year	$	4,560,665

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Net cash paid during the year for:		
State and Local Income taxes	$	95,897

SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITIES:

Distribution of warrants at fair value	$	761,395

See accompanying notes to the financial statements

TM CAPITAL LLC
(formerly TM Capital Corp.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note A
Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations:

TM Capital Corp., an S Corporation was formed on July 26, 1989. Effective November 15, 2023, TM Capital Corp. completed a reorganization whereby all of its stockholders exchanged their shares in TM Capital Corp. for an equal number of shares in a newly formed parent company, TM Capital Holdings Corp. ("Holdings"), an S Corporation. TM Capital Corp. then converted from an S Corporation to a Delaware limited liability company, TM Capital LLC (the "Company").

On December 29, 2023, Holdings sold 100% of the membership interests in the Company to Janney Montgomery Scott LLC ("Janney"), at which time Janney became the parent and sole managing member of the Company. Janney has elected not to make any acquisition adjustments on the Company's books. It is currently contemplated that the businesses and operations of the Company and Janney will be consolidated at some point in the future and that the Company will cease to exist as a separate legal entity.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity, and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

TM CAPITAL LLC
(formerly TM Capital Corp.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

Accounts Receivable and Accrued Advisory Fees:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for expected credit losses based upon a review of the outstanding accounts receivable, historical collection information, existing economic conditions, and reasonable and supportable forecasts. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable net of the allowance for expected credit losses.

Accounts Receivable balance as of January 1, 2023 was $1,437,183 and as of December 31, 2023 the accounts receivable balance was $219,201.

Accrued advisory fees balance as of January 1, 2023 was $0, and $638,752 as of December 31, 2023.

Warrants:
The Company may receive stock warrants as part of agreed-upon compensation for services. In accordance with ASC 606, these warrants are valued at fair value at the initiation of the contract, if determinable. Otherwise, the warrants are valued based on the typical charge for the service provided. At the completion of the contract, the warrants are recorded as an asset at fair value and included in success fee revenue for the year. The Company evaluates warrants for fair value changes at year-end with changes in fair value reported in net income.

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance enables the reader of the financial statements to assess the inputs used to develop fair value measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). There are three general valuation techniques that may be used to measure fair value, as described below:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources;

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost); and

TM CAPITAL LLC
(formerly TM Capital Corp.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

FASB ASC 820 requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Inputs consist of unadjusted quoted prices for identical assets in active markets that the Company has the ability to access.

Level 2 - Inputs consist of 1) quoted prices for similar assets in active markets, 2) quoted prices for identical or similar assets in inactive markets, 3) inputs other than quoted prices that are observable, and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the level 2 input must be observable for substantially the full term.

Level 3 - Inputs consist of unobservable inputs where there is little or no market activity, and the reporting entity makes estimates and assumptions related to the pricing of the asset including assumptions regarding risk.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of Furniture, equipment and leasehold improvements is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Software	3 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or life of the lease
Computers and equipment	5 years

TM CAPITAL LLC
(formerly TM Capital Corp.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

The components of the net furniture, equipment and leasehold improvements are as follows:

Software	$	128,387
Furniture and fixtures		361,440
Leasehold improvements		358,388
Computers and equipment		401,492
	$	1,249,707
Accumulated depreciation and amortization		(895,037)
Net furniture, equipment and leasehold improvements	$	354,670

Depreciation and amortization for the year ended December 31, 2023 was $149,131.

Revenue Recognition:

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented as expense reimbursements revenue on the statement of income.

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time, since the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis, recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until the transaction completion date, due to the uncertainty associated with those events.

Income Taxes:

The Company is a disregarded entity under the Internal Revenue Code and similar state statutes. Beginning upon the date of acquisition, December 29, 2023, the Company's results are included in a consolidated tax return filed by its ultimate parent, Penn Mutual Life Insurance Company, the owner of Janney. The Company is subject to state and local taxes in certain jurisdictions in which it operates and pays state and local income taxes; therefore, a provision for income taxes has been included in the financial statements.

TM CAPITAL LLC
(formerly TM Capital Corp.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note A
Nature of Operations and Summary of Significant Accounting Policies (Continued)

The applicable accounting standards for uncertain income tax positions state that a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. There were no unrecognized tax benefits and related tax liabilities at December 31, 2023.

The Company is no longer subject to income tax examinations for calendar years up to and including 2019.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses, accounts payable, and accrued liabilities are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Operating Leases:

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in various noncancellable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of each lease. The lease liability is initially and subsequently recognized based on the present value of the contract's future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable, or the Company's incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at each commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. Lastly, in computing the Company's net capital, the Company adds back the ROU assets to the extent of the associated operating lease liability, in accordance with the SEC Division of Trading and Markets' no-action relief dated October 2019.

TM CAPITAL LLC
(formerly TM Capital Corp.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note B
Net Capital

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $3,818,082, which was $3,769,577 in excess of its required net capital of $48,505. The Company's ratio of aggregate indebtedness to net capital was .19 to 1.

Note C
Commitments

Operating Leases:

The Company has obligations as a lessee for office spaces and office equipment with initial noncancelable terms in excess of one year. The Company classified its leases as operating leases. Some of the leases contain renewal options for a period of one year or more. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining each lease term, and associated payments under the renewal options are excluded from lease payments. The Company's operating leases do not include termination options for either party to the leases or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus immaterial variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of each building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of the operating leases are as follows:

Year Ended December 31, 2023:

Lease cost	$868,812
Operating cash flow	$903,350
Right of use assets obtained	$0
Weighted-average remaining lease term	4.27 years
Weighted-average discount rate	5.05%

TM CAPITAL LLC
(formerly TM Capital Corp.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note C
Commitments (Continued)

Maturities of the lease liability under the noncancelable operating leases are as follows:

Year Ending December 31:

2024	$	914,696
2025		759,337
2026		587,650
2027		580,684
2028		468,300
Thereafter		0
Total undiscounted lease payments	$	3,310,667
Less: Imputed interest		(339,714)
Total lease liability	$	2,970,953

Note D
Employee Retirement Plans

The Company maintained a 401(k) employee retirement plan that was terminated on December 27, 2023. The plan covered all full-time employees who attained the age of 21 years and performed six months of service. For the period January 1, 2023 through December 27, 2023, the Company made safe harbor contributions under the plan and also elected to make profit sharing contributions, which are discretionary contributions allowed by the plan.

For the period for January 1, 2023 through December 27, 2023, the Company's expense for profit sharing contributions was $612,777 and the Company's expense for safe harbor contributions was $316,943. Effective on December 29, 2023 with the acquisition of the Company by Janney, the liability payable for the contributions to the plan for 2023 of $929,720 was transferred to Holdings and paid by Holdings to the plan subsequent to year end.

TM CAPITAL LLC
(formerly TM Capital Corp.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note E
Related Party Transactions

Revenues from Related Parties:

Employees of the Company have non-controlling ownership interests or are directors of companies to which the Company provides advisory services. Total fee revenues billed by the Company to related parties totaled approximately $4,104,706 during 2023. The total accounts receivable due from these related parties at December 31, 2023 was $14,339.

Professional Fees to Related Party:

During the year ended December 31, 2023, the Company utilized a related party company for professional services. The Company had expenses to the related party of approximately $392,668 during the year ended December 31, 2023. There were no accounts payable due to this related party at December 31, 2023.

Note F
Indemnification

In the normal course of its business, the Company indemnifies certain service providers against specified losses in connection with their providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company does not believe it will ever have to make a material payment under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note G
Subsequent Events

The Company evaluated subsequent events through March 14, 2024, the date when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the date of these financial statements but prior to the filing date of this report that would have a material impact on the financial statements.

<u>SUPPLEMENTARY INFORMATION</u>

TM CAPITAL LLC
(formerly TM Capital Corp.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

COMPUTATION OF NET CAPITAL

Total member's equity	$	5,395,884
Other allowable credits		2,665,318
Nonallowable assets		
Accounts receivable, net		219,201
Accrued advisory fees		638,752
Prepaid expenses		198,440
Furniture, equipment, and leasehold improvements		354,670
Right of use assets		2,665,318
Other assets		151,739
Other deductions		15,000
Total nonallowable assets		4,243,120
NET CAPITAL	$	3,818,082

COMPUTATION OF NET CAPITAL REQUIREMENT:

Aggregate indebtedness		
Lease liability in excess of related ROU asset	$	305,635
Accrued bonuses		345,088
Accounts payable and accrued liabilities		76,859
Total aggregate indebtedness	$	727,582

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	48,505
Capital in excess of minimum requirements	$	3,769,577
Ratio of aggregate indebtedness to net capital		0.19

Note: There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part IIA of Form X-17A-5 as of December 31, 2023, filed on March 7, 2024.

See report of independent registered public accounting firm and notes to the financial statements

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 because the Company limits its business activities exclusively to providing merger and acquisition advisory services to client companies and assisting client companies in arranging private placements of debt, equity, and equity-related securities. The Company does not engage in transactions with customers nor does the Company maintain customer accounts.



March 14, 2024

TM CAPITAL LLC EXEMPTION REPORT

TM Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing merger and acquisition advisory services to client companies and assisting client companies in arranging private placements of debt, equity, and equity-related securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TM Capital LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

James S. Grien
President and Chief Compliance Officer

ATLANTA
BOSTON
NEW YORK

PROMENADE
1230 PEACHTREE STREET NE
SUITE 550
ATLANTA, GA 30309

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TM Capital LLC (formerly TM Capital Corp.)

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) TM Capital LLC (formerly TM Capital Corp.) ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing merger and acquisition advisory services to client companies and assisting client companies in arranging private placements of debt, equity, and equity-related securities. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TM Capital LLC's (formerly TM Capital Corp.) management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Aprio, LLP

New York, New York

March 14, 2024